

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2015

John Swygert
Executive Vice President and Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

> **Re:** **Ollie's Bargain Outlet Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2015**
> **File No. 333-204942**

Dear Mr. Swygert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 41

1. We note that during the Recapitalization you borrowed $50.0 million under your Revolving Credit Facility and used $48.8 million of the proceeds to pay a cash dividend to your stockholders. Please tell us how you used the remaining $1.2 million of proceeds from your borrowing, and revise footnote 2 to clarify this matter to your investors.

Selected historical consolidated financial data, page 45

2. You disclose in the last sentence of the first paragraph under this heading that you derived your consolidated balance sheet data as of May 2, 2015 and May 3, 2014 from your unaudited condensed consolidated financial statements included elsewhere in this prospectus. This statement appears partially incorrect since you neither present balance sheet data as of May 3, 2014 within your selected financial data nor include a balance

sheet as of May 3, 2014 within your unaudited condensed consolidated financial statements included elsewhere in this filing. Please advise or revise.

Management's discussion and analysis of financial condition and results of operations

Overview, page 48

3. We have reviewed your response to comment 14. While we understand your focus is on revenue and profitability growth via expansion, we note that comparable store sales accounts for more than 80% of sales in 2014. Please include additional disclosures with respect to targets, goals, plans to drive sales and manage expenses, and other relevant discussions with similar specificity as provided for non-comparable stores.

Results of Operations

First quarter 2015 compared to first quarter 2014

Net Sales, page 55

4. We note your reference to "strong deals" within your analysis of the increase in comparable store sales in both your year-end and interim analysis of results and have the following comments:

- If you significantly increased your promotional activity during these periods resulting in lower sales prices for your products, and if this had a significant impact on your revenue, please clearly disclose this.

- If your total promotional activity was consistent from period to period, but the merchandise categories varied that were being promoted, disclosure may be necessary to the extent that merchandise categories with unusually high or low gross margins were promoted in different periods and this change in product mix from one period to the next impacted your consolidated gross margin.

- Additionally, please consider better explaining the timeframe during which any significant promotions occurred to provide your investors with greater insight into the extent to which increases in your revenue were dependent upon a significant level of promotional activity and the likelihood that you will be able to provide similar levels of promotional activity in the future. If you depend on frequent promotional activity to drive traffic to your stores, you should better describe your reliance on frequent promotional activity, how this frequent promotional activity impacts the prices at which you sell your goods and the volume of goods sold to clarify the net impact on your revenue, and management's plans for continuing a similar level of promotional activity in the future.

5. As previously requested, please disclose more detail about the underlying material factors contributing to the increases in comparable store sales in both your year-end and interim results discussions, such as any changes in selling prices, volumes or the introduction or discontinuance of popular products that had a significant impact on your revenue. Refer to Item 303(a)(3)(iii) of Regulation S-K. In this regard, your current disclosures such as stating that comparable store sales increase primarily due to "strong deals in electronics, pets and clothing" do not provide enough insight into the underlying factors that drove the increase in comparable store sales that investors can assess the likelihood that past results are indicative of future results. To the extent that multiple offsetting factors influenced your comparable store sales, you should discuss the impact of each significant factor. For example, if "strong deals" indicates that you lowered average prices through increased promotional activity, this would appear to decrease revenue; however, these lower prices may have been more than offset by higher volumes of products being sold. In this case, both the decrease in pricing and the increase in volume should be described.

Critical accounting policies and estimates, page 63

6. Refer to comment 18. To assist us in understanding your disclosures regarding inventories, please respond to the following comments:

    •   Please tell us in detail how accurate your permanent markdown estimates have been and what impact permanent markdowns had on your results of operations for the historical financial statement periods presented.

    •   Also, tell us how many times your inventory turned over for each period presented in your financial statements.

Consolidated statements of income, page F-4

7. Refer to comment 23. After you determine the pricing of your offering please show us how you are calculating the incremental shares related to the dividends you declared that were in excess of earnings. Please show us your calculations for both the interim and annual periods presented.

(1) Organization and summary of significant accounting policies, page F-7

8. Refer to comment 24. Please either disclose an accounting policy for the Ollie's Army rewards program or provide us with a quantified assessment demonstrating the immateriality of your reward program to your historical financial statements for each period presented. Unless the impact of the rewards program is clearly immaterial to your financial statements, please explain to us in further detail how you considered recording a balance sheet liability as points are earned that represents management's best estimate of the cost of points earned that are expected to be redeemed in the future, and also tell us whether the cost of the loyalty program is recorded as an expense or a reduction of

revenue. If an accounting policy is appropriate, please consider quantifying within a footnote the impact of your rewards program on your income statement and tell us how you considered analyzing changes in the income statement impact of your rewards program as part of your analysis of results of operations within MD&A.

(5) Debt obligations and financing arrangements, page F-16

9. Refer to comment 29. Since your Amended Term Loan and the Credit Facility restricts all of the net assets of the Company's consolidated subsidiaries, you meet the criteria in Rule 5-04 of Regulation S-X to provide Schedule I as prescribed by Rule 12-04 of Regulation S-X. Accordingly, please revise to include Schedule I.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Alexander D. Lynch